UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 4, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2009

FOR IMMEDIATE RELEASE: Thursday, February 4, 2010

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported net income of Ps. 178.4 million, or Ps. 0.225 per share, (Ps. 1.123 per ADS) for the full fiscal year 2009, compared to Ps. 175.1 million, or Ps. 0.220 per share (Ps. 1.102 per ADS) in the fiscal year ended December 31, 2008. Operating income increased by Ps. 130.1 million, mainly due to the 20% natural gas transportation tariff increase granted by the Argentine Government, which is retroactive to September 1, 2008. Nonetheless, net income was slightly higher, especially when considering that the 2008 net income included an important financial gain of Ps. 114.0 million, which was generated by the purchase, at discount, of TGS debt notes in the financial market amounting to US$ 95 million.

Net income for 2009’s fourth quarter amounted to Ps. 139.7 million, or Ps. 0.176 per share (Ps. 0.879 per ADS), which compares favorably with Ps. 2.0 million, or Ps. 0.003 per share (Ps. 0.013 per ADS) registered in the same year-ago quarter. Higher net income mainly stems from the significant increase in operating income, which was basically driven by the increase in natural gas transportation tariffs mentioned above along with higher NGL international prices, which led to an increase in NGL revenues during 2009’s fourth quarter.

Year-Ended December 31, 2009 versus 2008

TGS posted total net revenues of Ps. 1,600.6 million at the close of the fiscal year ended December 31, 2009, compared to Ps. 1,419.2 million registered in 2008’s fiscal year.

Natural gas transportation revenue amounted to Ps. 669.4 million for the fiscal year ended December 31, 2009, compared to Ps. 506.3 million registered in 2008’s fiscal year. As explained above, the gain mainly reflects a 20% increase related to tariffs, retroactive to September 1, 2008, which generated higher sales totaling Ps. 122.1 million. This tariff adjustment resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008. The agreement was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. TGS will bill this tariff increase to its clients as soon as “ENARGAS” (the National Gas Regulatory Body) publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. In addition, natural gas transportation revenue increased by Ps. 34.1 million, mainly due to new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 138-million-cubic-feet-per-day-pipeline capacity expansion carried out under the Gas Trust Program, which began operating in phases between the end of 2008 and 2009.

The natural gas transportation segment represented approximately 42% and 36% of the Company’s total revenue in 2009 and 2008, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by ENARGAS.

The NGL production and commercialization segment decreased slightly to Ps. 800.5 million in the fiscal year ended December 31, 2009, from Ps. 807.3 million in 2008. This slight reduction mainly stems from lower average international prices and, to a lesser extent, lower export volumes of propane and butane. These effects were mostly offset by the depreciation of the local currency, which positively impacted revenues when measured in pesos.

NGL production and commercialization revenue accounted for approximately 50% and 57% of the total revenue for the fiscal years ended December 31, 2009 and 2008, respectively. NGL production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. The commercialization of NGL is made for both the Company’s own account and on behalf of its clients.

In the year ended December 31, 2009, Other Services revenues amounted to Ps. 130.7 million, a 23.8% increase compared to the year 2008, and was mainly explained by the sale of a treatment plant located in Salta, as well as higher revenues generated by construction services.

The Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 8% and 7% for the years ended December 31, 2009 and 2008, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2009, rose by Ps. 51.3 million, compared to the year 2008. This variation is mostly attributable to higher labor costs, of Ps. 38.4 million, and a Ps. 24.6 million increase in NGL costs, which were partially compensated by a Ps. 33.7 million reduction in export taxes.

Other expenses, net increased from Ps. 15.6 million in 2008 to Ps. 27.2 million in 2009. This Ps. 11.6 million increase is mainly explained by higher contingency accruals amounting to Ps. 8.1 million.

Net financial expense rose to Ps. 212.1 million in 2009 from Ps. 98.5 million reported in 2008. This variation is mostly explained by a Ps. 114.0 million gain in 2008, which was generated by the purchase, at discount, of TGS debt notes in the financial market amounting to US$ 95 million and their cancellation. In 2009, TGS also bought debt notes, of about US$ 10 million, generating a smaller gain, of Ps. 10.8 million.

Fourth Quarter 2009 vs. Fourth Quarter 2008

TGS posted in the three-month period ended December 31, 2009, total net revenues of Ps. 599.0 million compared to Ps. 309.2 million  in the same period ended December 31, 2008.

Gas transportation revenue during 2009’s fourth quarter was Ps. 261.3 million, 113% above the Ps. 122.7 million earned in the same previous year period. This increase primarily reflects the tariff increase mentioned above.

The NGL production and commercialization segment amounted to Ps. 302.0 million in 2009’s fourth quarter, up from Ps. 158.9 million in the same previous year period, representing a significant increase, which was mainly attributable to higher NGL international prices during 2009’s fourth quarter.

In 2009’s fourth quarter, Other Services revenues amounted to Ps. 35.7 million, a 29.3% increase when compared to revenues of Ps. 27.6 million in the same 2008 period. This increase was mainly the result of higher sales generated by construction services.

Costs of sales and administrative and selling expenses for the fourth quarter of 2009 rose by Ps. 63.4 million to Ps. 325.6 million in the 2009 period, from Ps. 262.2 million in the same quarter of 2008. This variation is mostly attributable to: (i) higher export taxes of Ps. 24.7 million, (ii) higher labor costs of Ps. 12.7 million, and (iii) a Ps. 9.8 million increase in NGL costs.

Other expenses, net increased from Ps. 0.4 million in the fourth quarter of 2008 to Ps. 13.8 million in the fourth quarter of 2009. This Ps. 13.4 million increase is mainly explained by higher contingency accruals amounting to Ps. 14.4 million.

Net financial expenses increased to Ps. 33.0 million in the period, from Ps. 30.8 million in 2008’s fourth quarter. The Ps. 81.4 million gain related to the purchase of TGS debt notes amounting to US$ 45 million in the financial market and their cancellation was mostly offset by a higher exchange rate loss, derived from a higher depreciation of the local currency during the last quarter of 2008.

In the quarter ended December 31, 2009, income tax expenses increased by Ps. 73.9 million, compared to the same period of 2008. This increase stems from a higher taxable income reported in 2009’s fourth quarter.

Liquidity and Capital Resources

In 2009, the cash flow from operating activities amounted to Ps. 511.6 million, and was mostly allocated to increase the Company’s cash position. For detailed information on the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (“EPCA”).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2009 and 2008

(In millions of Argentine pesos)

Year ended December 31, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	669.4	800.5	130.7	-	1,600.6
Operating income (loss)	329.8	264.6	49.6	(82.5)	561.5
Depreciation of PP&E	153.0	40.0	12.2	3.2	208.4
Additions to PP&E	95.6	26.9	32.9	6.0	161.4
Identifiable assets	3,858.6	449.0	235.9	1,075.7	5,619.2
Identifiable liabilities	424.8	125.0	13.4	1,834.9	2,398.1

Year ended December 31, 2008
Net revenues	506.3	807.3	105.6	-	1,419.2
Operating income (loss)	187.6	276.6	30.9	(63.7)	431.4
Depreciation of PP&E	151.3	36.8	14.0	1.1	203.2
Additions to PP&E	185.8	26.1	5.3	11.9	229.1
Identifiable assets	3,775.3	413.5	191.3	653.2	5,033.3
Identifiable liabilities	302.4	62.2	14.1	1,581.9	1,960.6

Breakdown of Net Financial Expense for the years ended

December 31, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Generated by Assets
Interest	13.7	16.9
Foreign exchange gain	68.6	60.6
Subtotal	82.3	77.5
Generated by Liabilities
Interest expense	(151.4)	(141.0)
Foreign exchange loss	(138.7)	(130.1)
Result of the debt prepayment	10.8	114.0
Others	(15.1)	(18.9)
Subtotal	(294.4)	(176.0)
Total	(212.1)	(98.5)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheet as of December 31, 2009 and 2008
(In millions of Argentine pesos)

	2009	2008
Current assets		
Cash and deposits in banks	441.0	268.6
Investments, net	584.1	336.1
Trade receivables, net	398.0	177.6
Other receivables	32.5	34.8
Inventories	12.5	12.3
Total current assets	**1,468.1**	**829.4**
Non current assets		
Trade receivables	11.4	12.7
Other receivables	8.7	10.1
Investments, net	1.8	2.3
Property, plant and equipment, net	4,123.4	4,171.8
Intangible assets, net	5.8	7.0
Total non current assets	**4,151.1**	**4,203.9**
Total assets	**5,619.2**	**5,033.3**
Current liabilities		
Accounts payable	271.2	185.5
Loans	15.0	13.9
Payroll and social security taxes payable	45.5	31.2
Taxes payable	166.0	28.4
Advances from customers	16.4	21.5
Other liabilities	4.9	12.1
Provisions for contingencies	88.8	65.6
Total current liabilities	**607.8**	**358.2**
Non current liabilities		
Loans	1,502.3	1,398.5
Taxes payable	45.6	54.6
Advances from customers	242.4	149.3
Total non current liabilities	**1,790.3**	**1,602.4**
Total liabilities	**2,398.1**	**1,960.6**
Shareholders' equity	**3,221.1**	**3,072.7**
Total liabilities and shareholders' equity	**5,619.2**	**5,033.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Cash flows provided by operating activities		
Net income for the year	178.4	175.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	208.4	203.2
Amortization of intangible assets	1.1	1.5
Consumption of materials	1.4	24.7
Increase in allowances and provisions	26.1	22.0
Write off of intangible assets retired	0.1	1.6
Loss / (gain) on related companies	0.5	(1.2)
Interest expense accrual	151.4	141.0
Result of debt prepayment	(10.8)	(114.0)
Interest expense paid	(118.8)	(121.4)
Income tax accrued	143.3	143.4
Income tax and asset tax paid	(25.2)	(12.2)
Foreign exchange loss	133.5	121.6
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	-	4.2
Trade receivables	(219.6)	(16.2)
Other receivables	3.8	36.4
Inventories	(0.2)	4.2
Accounts payable	77.0	17.1
Payroll and social security taxes	14.2	8.4
Taxes payable	10.4	(22.7)
Advances from customers	(53.9)	(34.5)
Other liabilities	(7.1)	(0.1)
Provisions for contingencies	(2.4)	-
Cash flows provided by operating activities	**511.6**	**582.1**
Cash flows used in investing activities		
Additions to property, plant and equipment	(149.2)	(220.8)
Investments other than cash and cash equivalents	-	28.4
Cash flows used in investing activities	**(149.2)**	**(192.4)**
Cash flows provided by / (used in) financing activities		
Advances from customers	113.5	47.2
Dividens paid	(30.0)	(32.0)
Payment of loans	(25.5)	(191.5)
Cash flows provided by / (used in) financing activities	**58.0**	**(176.3)**
Net increase in cash and cash equivalents	**420.4**	**213.4**
Cash and cash equivalents at the beginning of the year	**604.7**	**391.3**
Cash and cash equivalents at the end of the year	**1,025.1**	**604.7**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: February 4, 2010